FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 23, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                SIGNET GROUP PLC

   ANNUAL INFORMATION UPDATE FOR SIGNET GROUP PLC FOR THE 12 MONTHS UP TO AND
                             INCLUDING 23 MAY 2006

In accordance with the requirements of Prospectus Rule 5.2, Signet Group plc
(the "Company") submits its first Annual Information Update following the publication of its financial statements on 28 April 2006.

The Annual Information Update covers the 12 months up to and including 23 May
2006.

1.   Regulatory Announcements

The announcements listed below were published on the London Stock Exchange via
RNS, a Regulatory Information Service, and can be obtained from their website
www.londonstockexchange.com or the Company's website www.signetgroupplc.com

Date                                                                Headline

24/05/2005                                                     Holding(s) in Company

08/06/2005                                                     Holding(s) in Company

10/06/2005                                                     1st Quarter Results

13/06/2005                                                     AGM Statement

21/06/2005                                                     Holding(s) in Company

04/08/2005                                                     2nd Quarter Sales

09/08/2005                                                     Blocklisting Interim Review

24/08/2005                                                     Notice of Results

31/08/2005                                                     Interim Results

01/09/2005                                                     Director/PDMR Shareholding

16/09/2005                                                     Director/PDMR Shareholding

25/10/2005                                                     Holding(s) in Company

03/11/2005                                                     3rd Quarter Sales

09/11/2005                                                     Additional Listing

14/11/2005                                                     Notice of EGM

18/11/2005                                                     Holding(s) in Company

22/11/2005                                                     3rd Quarter Results

24/11/2005                                                     Interests of Directors

28/11/2005                                                     Non-Executive Director

30/11/2005                                                     Holding(s) in Company

01/12/2005                                                     Director/PDMR Shareholding

02/12/2005                                                     Holding(s) in Company

05/12/2005                                                     Holding(s) in Company

14/12/2005                                                     Result of EGM

19/12/2005                                                     Holding(s) in Company

04/01/2006                                                     Notice of Announcement

06/01/2006                                                     Holding(s)in Company

12/01/2006                                                     Christmas Trading Statement

12/01/2006                                                     Board & Management Changes

12/01/2006                                                     Holding(s) in Company

16/01/2006                                                     Director/PDMR Shareholding

18/01/2006                                                     Director/PDMR Shareholding

26/01/2006                                                     Holding(s) in Company

02/02/2006                                                     4th Quarter Results

22/02/2006                                                     Information on Non-Executive

24/02/2006                                                     Blocklisting Interim Review

22/03/2006                                                     Notice of Preliminary Results

29/03/2006                                                     Holding(s) in Company

30/03/2006                                                     Holding(s) in Company

30/03/2006                                                     $380m Private Placement

05/04/2006                                                     Final Results - Part 1

05/04/2006                                                     Final Results - Part 2

05/04/2006                                                     Final Results - Part 3

05/04/2006                                                     Director/PDMR Shareholding

10/04/2006                                                     Director/PDMR Shareholding

11/04/2006                                                     Additional Listing

28/04/2006                                                     Notice of AGM

04/05/2006                                                     Q1 Sales Announcement

11/05/2006                                                     Holding(s) in Company

The Company has a secondary listing on the New York Stock Exchange and simultaneously submitted copies of the above announcements on Forms 6-K to the
US Securities and Exchange Commission ("SEC").  Full details of these filings can be found on the SEC's website at www.sec.gov.

2.                  Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies for
England and Wales on the date listed.  Copies of the documents can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, for registered users, through Companies House Direct at www.direct.companies-house.gov.uk.

Date                                                            Document

27/05/05                                                         88(2) Return of Allotment of Shares

27/05/05                                                         88(2) Return of Allotment of Shares

27/05/05                                                         88(2) Return of Allotment of Shares

27/05/05                                                         88(2) Return of Allotment of Shares

27/05/05                                                         88(2) Return of Allotment of Shares

27/05/05                                                         88(2) Return of Allotment of Shares

27/05/05                                                         88(2) Return of Allotment of Shares

23/06/05                                                         RESO1 AGM Resolutions

25/07/05                                                         AA Accounts

29/07/05                                                         88(2) Return of Allotment of Shares

30/07/05                                                         88(2) Return of Allotment of Shares

30/07/05                                                         88(2) Return of Allotment of Shares

30/07/05                                                         88(2) Return of Allotment of Shares

30/07/05                                                         88(2) Return of Allotment of Shares

30/07/05                                                         88(2) Return of Allotment of Shares

30/07/05                                                         88(2) Return of Allotment of Shares

30/07/05                                                         88(2) Return of Allotment of Shares

11/08/05                                                         363s  Annual Return

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

21/10/05                                                         88(2) Return of Allotment of Shares

07/12/05                                                         88(2) Return of Allotment of Shares

07/12/05                                                         88(2) Return of Allotment of Shares

07/12/05                                                         88(2) Return of Allotment of Shares

13/12/05                                                         288a  Appointment of Director

16/01/06                                                         288a  Appointment of Director

31/01/06                                                         287   Change of Registered Office

10/02/06                                                         88(2) Return of Allotment of Shares

10/02/06                                                         88(2) Return of Allotment of Shares

10/02/06                                                         88(2) Return of Allotment of Shares

10/02/06                                                         88(2) Return of Allotment of Shares

10/02/06                                                         88(2) Return of Allotment of Shares

10/02/06                                                         88(2) Return of Allotment of Shares

10/02/06                                                         88(2) Return of Allotment of Shares

10/02/06                                                         88(2) Return of Allotment of Shares

23/02/06                                                         88(2) Return of Allotment of Shares

23/02/06                                                         88(2) Return of Allotment of Shares

23/02/06                                                         88(2) Return of Allotment of Shares

14/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

16/03/06                                                         88(2) Return of Allotment of Shares

12/04/06                                                         88(2) Return of Allotment of Shares

12/04/06                                                         88(2) Return of Allotment of Shares

12/04/06                                                         88(2) Return of Allotment of Shares

3. Documents filed with the SEC

In addition to the Form 6-K filings referred to in paragraph 1 above, the following documents were filed with the SEC and can be found on their website at
www.sec.gov:

Date                                                           Document

04/05/2006                                                     Form 20-F

17/05/2006                                                     Form S-8

4. Documents sent to shareholders

The following documents were published and sent to shareholders.  They can be found on the Company's website.

Date                                                            Document

14/11/2005                                                     Notice of Extraordinary General Meeting

28/04/2006                                                     Annual Report and Accounts

28/04/2006                                                     Annual Review

28/04/2006                                                     Notice of Annual General Meeting

In accordance with Article 27(3) of the Prospectus Directive Regulation, the
information referred to in this Annual Information Update was up to date at the time the information was published, but some information may now be out of date.

M Boston
Assistant Company Secretary

23 May 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   May 23, 2006